UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.2)*

Wendy’s International, Inc.

(Name of Issuer)

Common Shares $.10 stated value
(Title of Class of Securities)

 950590109
(CUSIP Number)

 Stuart I. Rosen, Esq.
General Counsel
Trian Fund Management, L.P.
280 Park Avenue, 41st Floor
New York, New York 10017
(212) 451-3000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 2, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Fund Management, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3454182

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
6,367,500

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
6,367,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,367,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4778%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Fund Management GP, LLC

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3454087

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
6,367,500

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
6,367,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,367,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4778%

14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Partners GP, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3453775

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
2,064,983

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
2,064,983

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,064,983

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
1	/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7765%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Partners General Partner, LLC

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3453595

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
2,064,983

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
2,064,983

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,064,983

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7765%

14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Partners, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3453988

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
424,914

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
424,914

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
424,914

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3655%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Partners Master Fund, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0468601

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
1,573,381

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
1,573,381

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,573,381

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.3536%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Partners Master Fund (Non-ERISA), L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0471467

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
66,688

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
66,688

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
66,688

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0574%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Partners Parallel Fund I, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3694154

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
89,714

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
89,714

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
89,714

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0772%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Partners Parallel Fund I General Partner, LLC

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3694293

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
89,714

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
89,714

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
89,714

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0772%

14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Nelson Peltz

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
6,367,500

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
6,367,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,367,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4778%

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Peter W. May

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
6,367,500

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
6,367,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,367,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4778%

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Edward P. Garden

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
6,367,500

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
6,367,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,367,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4778%

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Castlerigg Master Investments Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
3,916,013

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
3,916,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,916,013

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3689%

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Sandell Asset Management Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
3,916,013

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
3,916,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,916,013

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3689%

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Castlerigg International Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
3,916,013

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
3,916,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,916,013

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3689%

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Castlerigg International Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
3,916,013

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
3,916,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,916,013

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3689%

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Thomas E. Sandell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
3,916,013

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
3,916,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,916,013

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3689%

14	TYPE OF REPORTING PERSON
IN

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment”) relates to the Schedule 13D filed on behalf of Trian Partners GP, L.P., a Delaware limited partnership (“Trian GP”), Trian Partners General Partner, LLC, a Delaware limited liability company (“Trian GP LLC”), Trian Partners, L.P., a Delaware limited partnership (“Trian Onshore”), Trian Partners Master Fund, L.P., a Cayman Islands limited partnership (“Trian Offshore”), Trian Partners Master Fund (Non-ERISA), L.P., a Cayman Islands limited partnership (“Trian Offshore (Non-ERISA)”), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership (“Parallel Fund”), Trian Partners Parallel Fund I General Partner, LLC, a Delaware limited liability company (“Parallel Fund GP”), Trian Fund Management, L.P., a Delaware limited partnership (“Trian Management”), Trian Fund Management GP, LLC, a Delaware limited liability company (“Trian Management GP”, and together with the foregoing, the “Trian Entities”), Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America, Edward P. Garden, a citizen of the United States of America (the Trian Entities and Messrs. Peltz, May and Garden are sometimes hereinafter referred to collectively as the "Trian Filing Persons"), Castlerigg Master Investments Ltd. (“CMI”), Sandell Asset Management Corp. (“SAMC”), Castlerigg International Limited (“CIL”), Castlerigg International Holdings Limited (“CIHL”) and Thomas E. Sandell (“Sandell”, and collectively with CMI, SAMC, CIL and CIHL, the “Sandell Filing Persons” and, together with the Trian Filing Persons, the “Filing Persons”), with the Securities and Exchange Commission on December 13, 2005 (as amended by Amendment No. 1 to Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission on January 17, 2006, the “Schedule 13D”), relating to the Common Shares, $.10 stated value (the “Shares”), of Wendy’s International, Inc., an Ohio corporation (the “Issuer”).

Items 4, 6 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 4. Purpose of Transaction

Item 4 is restated in its entirety as follows:

On March 2, 2006, the Filing Persons entered into an Agreement (the “Agreement”) with the Issuer, which Agreement is filed as Exhibit 8 hereto, and incorporated herein by reference.

Pursuant to the terms of the Agreement, the Issuer has agreed, as promptly as practicable, but in any event no later than March 6, 2006, to (i) increase the size of the Board of Directors of the Issuer (the “Board”) from twelve to fifteen directors; and (ii) appoint as directors the following three individuals proposed by Trian: (x) Peter H. Rothschild, whose term shall expire at the Issuer’s 2006 Annual Meeting of Shareholders, (y) Stuart I. Oran, whose term shall expire at the Issuer’s 2007 Annual Meeting of Shareholders and (z) Jerry W. Levin, whose term shall expire at the Issuer’s 2008 Annual Meeting of Shareholders. The Issuer has also agreed to use its reasonable best efforts to ensure that (i) Peter H. Rothschild is reelected as a director at the Issuer’s 2006 Annual Meeting of Shareholders and (ii) Stuart I. Oran is reelected as a director at the Issuer’s 2007 Annual Meeting of Shareholders.

The Issuer has also agreed to use its reasonable best efforts to (a) complete the initial public offering of Tim Hortons Inc., and spin off its remaining shares no later than December 31, 2006, (b) following the initial public offering of Tim Hortons Inc., examine ways to return excess cash to the Issuer’s shareholders, including share repurchases or dividends, and the appropriate timing thereof, (c) consistent with the Issuer’s previously announced “3-Year Combo Plan,” continue to focus on improving operating profit margins at Wendy’s and (d) explore strategic alternatives for the Issuer’s Baja Fresh business.

Pursuant to the terms of the Agreement, the Filing Persons have agreed not to submit any stockholder proposal, notice of nomination or other business for consideration at the 2006 Annual Meeting of Shareholders of the Issuer, or any other meeting of the shareholders of the Issuer held on or prior to June 30, 2007, and to support the Board’s proposed nominees for election as directors at the 2006 and 2007 Annual Meetings of Shareholders. The Filing Persons have also agreed to certain limits on the number of additional Shares that they can acquire before such date. However, under certain circumstances set forth in the Agreement, the various restrictions on the Filing Persons and certain of the Company’s agreements will terminate prior to June 30, 2007.

The foregoing description of the Agreement is a summary only and is qualified in its entirety by reference to the Agreement, which is filed as Exhibit 8 hereto and incorporated herein by reference.

The Filing Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or in the Agreement or as would occur upon completion of any of the actions set forth in the Agreement. The Filing Persons intend to review their investment in the Issuer on a continuing basis. Subject to the provisions of the Agreement, depending on various factors including, without limitation, the Issuer’s financial position, results and strategic direction, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Filing Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, but not limited to, purchasing additional Issuer Securities or selling some or all of their Issuer Securities, or communicating with the Issuer or other investors. The Filing Persons have no intention, either alone or in concert with another person, to acquire or exercise control of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

See Item 4 for a description of the Agreement. Except as set forth in the 13D and in Item 4 above there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Filing Persons or between the Filing Persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

8.	Agreement, dated as of March 2, 2006, by and among the Filing Persons and the Issuer.

9.	Press release issued March 2, 2006 announcing execution of the Agreement (included in Exhibit 8.)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2006

TRIAN PARTNERS GP, L.P.
By: Trian Partners General Partner, LLC, its general partner

By: /s/ Peter W. May
Name: Peter W. May
Title: Member

TRIAN PARTNERS GENERAL PARTNER, LLC

By: /s/ Peter W. May
Name: Peter W. May
Title: Member

TRIAN PARTNERS. L.P.

By: Trian Partners GP, L.P., its general partner
By: Trian Partners General Partner, LLC, its general partner

By: /s/ Peter W. May
Name: Peter W. May
Title: Member

TRIAN PARTNERS MASTER FUND, L.P.

By: Trian Partners GP, L.P., its general partner
By: Trian Partners General Partner, LLC, its general partner

By: /s/ Peter W. May
Name: Peter W. May
Title: Member

TRIAN PARTNERS MASTER FUND (NON-ERISA), L.P.

By: Trian Partners GP, L.P., its general partner
By: Trian Partners General Partner, LLC, its general partner

By: /s/ Peter W. May
Name: Peter W. May
Title: Member

TRIAN PARTNERS PARALLEL FUND I, L.P.

By: Trian Partners Parallel Fund I General Partner, LLC, its general partner

By: /s/ Peter W. May
Name: Peter W. May
Title: Member

[Signature Page of Amendment No. 2 of Schedule 13D – Wendy’s International, Inc.]

TRIAN PARTNERS PARALLEL FUND I GENERAL PARTNER, LLC

By: /s/ Peter W. May Name: Peter W. May Title: Member

TRIAN FUND MANAGEMENT, L.P.

By: Trian Fund Management GP, LLC, its general partner

By: /s/ Peter W. May Name: Peter W. May Title: Member

TRIAN FUND MANAGEMENT GP, LLC

By: /s/ Peter W. May Name: Peter W. May Title: Member

/s/ Nelson Peltz
NELSON PELTZ

/s/ Peter W. May
PETER W. MAY

/s/ Edward P. Garden
EDWARD P. GARDEN

CASTLERIGG MASTER INVESTMENTS LTD.
By: Sandell Asset Management Corp., its investment manager

By: /s/ Thomas E. Sandell Name: Thomas E. Sandell Title: Chief Executive Officer

SANDELL ASSET MANAGEMENT CORP.

By: /s/ Thomas E. Sandell Name: Thomas E. Sandell Title: Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED
By: Sandell Asset Management Corp., its investment manager

By: /s/ Thomas E. Sandell Name: Thomas E. Sandell Title: Chief Executive Officer

[Signature Page of Amendment No. 2 of Schedule 13D – Wendy’s International, Inc.]

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
By: Sandell Asset Management Corp., its investment manager

By: /s/ Thomas E. Sandell Name: Thomas E. Sandell Title: Chief Executive Officer

/s/ Thomas E. Sandell
THOMAS E. SANDELL

End of Filing

[Signature Page of Amendment No. 2 of Schedule 13D – Wendy’s International, Inc.]